June 29, 2005


John Reynolds, Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549


Re: Kentex Petroleum, Inc., a Nevada corporation (the "Company")
    Registration Statement on Form SB-2
    Commission File No. 333-122308


Dear Mr. Reynolds:

     The Company respectfully requests withdrawal of the above-referenced registration statement, effective immediately. This request is made on the grounds that the Company's agreement to acquire VidRev Technologies, Inc., a Florida corporation, has been terminated, obviating the need for the registration statement. This termination has been reported on a Current Report on Form 8-K, which was filed with the Commission today.

     No securities were sold in connection with the offering for which this registration statement was filed.

     Thank you very much.

                                    KENTEX PETROLEUM, INC.

                                    /s/ Sarah E. Jenson

                                    Sarah E. Jenson, President